SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 30 April, 2024

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 02 April 2024
Exhibit 1.2	Transaction in Own Shares dated 03 April 2024
Exhibit 1.3	Transaction in Own Shares dated 04 April 2024
Exhibit 1.4	Transaction in Own Shares dated 05 April 2024
Exhibit 1.5	Director/PDMR Shareholding dated 08 April 2024
Exhibit 1.6	Transaction in Own Shares dated 08 April 2024
Exhibit 1.7	Transaction in Own Shares dated 09 April 2024
Exhibit 1.8	Transaction in Own Shares dated 10 April 2024
Exhibit 1.9	Director/PDMR Shareholding dated 11 April 2024
Exhibit 1.10	Transaction in Own Shares dated 11 April 2024
Exhibit 1.11	Transaction in Own Shares dated 12 April 2024
Exhibit 1.12	Transaction in Own Shares dated 15 April 2024
Exhibit 1.13	Transaction in Own Shares dated 16 April 2024
Exhibit 1.14	Transaction in Own Shares dated 17 April 2024
Exhibit 1.15	Transaction in Own Shares dated 18 April 2024
Exhibit 1.16	Transaction in Own Shares dated 19 April 2024
Exhibit 1.17	Transaction in Own Shares dated 22 April 2024
Exhibit 1.18	Transaction in Own Shares dated 23 April 2024
Exhibit 1.19	Transaction in Own Shares dated 25 April 2024
Exhibit 1.20	Transaction in Own Shares dated 25 April 2024
Exhibit 1.21	Transaction in Own Shares dated 26 April 2024
Exhibit 1.22	Transaction in Own Shares dated 29 April 2024
Exhibit 1.23	Transaction in Own Shares dated 30 April 2024

Exhibit 1.1

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 2  April 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,495,638 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,424,760	400,362	1,670,516
Highest price paid per Share (pence):	511.00	511.00	511.00
Lowest price paid per Share (pence):	503.10	503.40	502.80
Volume weighted average price paid per Share (pence):	508.9864	508.7840	508.8396

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	508.9864	2,424,760
Cboe (UK)/BXE	508.7840	400,362
Cboe (UK)/CXE	508.8396	1,670,516

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0406J_1-2024-4-2.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	2 April 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,879,834,956
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	724,731,274
New total number of voting rights (including treasury shares):	17,609,648,730

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 3 April 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,482,089 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,555,185	322,295	1,604,609
Highest price paid per Share (pence):	511.80	511.80	511.80
Lowest price paid per Share (pence):	505.40	505.40	505.40
Volume weighted average price paid per Share (pence):	509.3658	509.3688	509.2136

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	509.3658	2,555,185
Cboe (UK)/BXE	509.3688	322,295
Cboe (UK)/CXE	509.2136	1,604,609

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2246J_1-2024-4-3.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	3 April 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,875,262,066
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	724,731,274
New total number of voting rights (including treasury shares):	17,605,075,840

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 4 April 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,455,955 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,577,609	356,845	1,521,501
Highest price paid per Share (pence):	511.40	511.40	511.40
Lowest price paid per Share (pence):	505.40	505.40	505.90
Volume weighted average price paid per Share (pence):	508.5510	508.6389	508.6509

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	508.5510	2,577,609
Cboe (UK)/BXE	508.6389	356,845
Cboe (UK)/CXE	508.6509	1,521,501

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3958J_1-2024-4-4.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	4 April 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,870,766,428
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	724,731,274
New total number of voting rights (including treasury shares):	17,600,580,202

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.4

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 05 April 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,477,951 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,225,139	402,554	1,850,258
Highest price paid per Share (pence):	510.50	510.60	510.50
Lowest price paid per Share (pence):	505.30	505.50	505.50
Volume weighted average price paid per Share (pence):	507.6710	507.7033	507.7342

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	507.6710	2,225,139
Cboe (UK)/BXE	507.7033	402,554
Cboe (UK)/CXE	507.7342	1,850,258

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5753J_1-2024-4-5.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	5 April 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,866,284,339
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	724,731,274
New total number of voting rights (including treasury shares):	17,596,098,113

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.5

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ordinary shareholding in her Share Plan Account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.0855	2086
d)	Aggregated information - Volume - Price - Total	2086 £5.0855 £10,608.35
e)	Date of the transaction	04 April 2024
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ShareMatch UK holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.957	55
d)	Aggregated information - Volume - Price - Total	55 £4.957 £272.63
e)	Date of the transaction	04 April 2024
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief executive officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ordinary shareholding in her Share Plan Account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.0855	421
d)	Aggregated information - Volume - Price - Total	421 £5.0855 £2,141.00
e)	Date of the transaction	04 April 2024
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief executive officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ShareMatch UK holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.957	129
d)	Aggregated information - Volume - Price - Total	129 £4.957 £639.45
e)	Date of the transaction	04 April 2024
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.6
BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 8 April 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,461,561 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,421,484	331,419	1,708,658
Highest price paid per Share (pence):	513.40	513.40	513.40
Lowest price paid per Share (pence):	504.00	504.10	504.10
Volume weighted average price paid per Share (pence):	509.2511	509.4735	509.3971

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	509.2511	2,421,484
Cboe (UK)/BXE	509.4735	331,419
Cboe (UK)/CXE	509.3971	1,708,658

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7371J_1-2024-4-8.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	8 April 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,862,714,786
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	723,844,872
New total number of voting rights (including treasury shares):	17,591,642,158

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.7

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 9 April 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,381,298 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,662,270	316,975	1,402,053
Highest price paid per Share (pence):	520.00	520.00	520.00
Lowest price paid per Share (pence):	513.90	514.30	514.10
Volume weighted average price paid per Share (pence):	517.7887	517.8059	517.8299

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	517.7887	2,662,270
Cboe (UK)/BXE	517.8059	316,975
Cboe (UK)/CXE	517.8299	1,402,053

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9211J_1-2024-4-9.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	9 April 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,858,236,835
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	723,844,872
New total number of voting rights (including treasury shares):	17,587,164,207

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.8
BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 10 April 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,339,835 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,578,344	292,664	1,468,827
Highest price paid per Share (pence):	522.50	522.50	522.50
Lowest price paid per Share (pence):	516.30	516.30	516.30
Volume weighted average price paid per Share (pence):	519.9448	520.3627	520.2244

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	519.9448	2,578,344
Cboe (UK)/BXE	520.3627	292,664
Cboe (UK)/CXE	520.2244	1,468,827

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0912K_1-2024-4-10.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	10 April 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,854,265,730
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	723,354,416
New total number of voting rights (including treasury shares):	17,582,702,646

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.9

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.166	5
d)	Aggregated information - Volume - Price - Total	5 £5.166 £25.83
e)	Date of the transaction	10 April 2024
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief executive officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.166	72
d)	Aggregated information - Volume - Price - Total	72 £5.166 £371.95
e)	Date of the transaction	10 April 2024
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.10

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 11 April 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,359,318 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,480,206	242,373	1,636,739
Highest price paid per Share (pence):	530.60	530.50	530.50
Lowest price paid per Share (pence):	518.50	518.50	518.50
Volume weighted average price paid per Share (pence):	524.9252	525.1269	524.5220

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	524.9252	2,480,206
Cboe (UK)/BXE	525.1269	242,373
Cboe (UK)/CXE	524.5220	1,636,739

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3436K_1-2024-4-11.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	11 April 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,849,884,432
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	723,354,416
New total number of voting rights (including treasury shares):	17,578,321,348

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.11

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 12 April 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 3,586,918 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,134,999	280,929	1,170,990
Highest price paid per Share (pence):	539.70	539.70	539.70
Lowest price paid per Share (pence):	530.60	530.70	530.70
Volume weighted average price paid per Share (pence):	536.1934	535.9286	536.2728

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	536.1934	2,134,999
Cboe (UK)/BXE	535.9286	280,929
Cboe (UK)/CXE	536.2728	1,170,990

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5151K_1-2024-4-12.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	12 April 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,845,544,597
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	723,354,416
New total number of voting rights (including treasury shares):	17,573,981,513

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.12

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 15 April 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,634,107 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,680,783	371,206	1,582,118
Highest price paid per Share (pence):	533.30	533.00	533.00
Lowest price paid per Share (pence):	523.10	523.10	523.10
Volume weighted average price paid per Share (pence):	526.3569	526.2896	526.2535

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	526.3569	2,680,783
Cboe (UK)/BXE	526.2896	371,206
Cboe (UK)/CXE	526.2535	1,582,118

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6859K_1-2024-4-15.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	15 April 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,841,185,279
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	723,354,416
New total number of voting rights (including treasury shares):	17,569,622,195

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.13

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 16 April 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,719,919 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,470,149	329,795	1,919,975
Highest price paid per Share (pence):	522.90	522.90	522.90
Lowest price paid per Share (pence):	512.00	512.00	512.00
Volume weighted average price paid per Share (pence):	517.1274	516.8704	517.2127

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	517.1274	2,470,149
Cboe (UK)/BXE	516.8704	329,795
Cboe (UK)/CXE	517.2127	1,919,975

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8597K_1-2024-4-16.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	16 April 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,837,598,361
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	723,354,416
New total number of voting rights (including treasury shares):	17,566,035,277

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.14

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 17 April 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,467,501 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,474,782	378,629	1,614,090
Highest price paid per Share (pence):	519.90	519.90	519.90
Lowest price paid per Share (pence):	513.30	513.30	513.30
Volume weighted average price paid per Share (pence):	517.1250	517.1803	517.1571

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	517.1250	2,474,782
Cboe (UK)/BXE	517.1803	378,629
Cboe (UK)/CXE	517.1571	1,614,090

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0260L_1-2024-4-17.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	17 April 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,832,964,254
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	723,354,416
New total number of voting rights (including treasury shares):	17,561,401,170

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.15

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 18 April 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,510,916 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,496,427	345,048	1,669,441
Highest price paid per Share (pence):	515.00	514.90	515.00
Lowest price paid per Share (pence):	508.40	508.40	508.40
Volume weighted average price paid per Share (pence):	512.0841	511.8260	511.8086

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

 Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	512.0841	2,496,427
Cboe (UK)/BXE	511.8260	345,048
Cboe (UK)/CXE	511.8086	1,669,441

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2254L_1-2024-4-18.pdf

 Exhibit 1.16

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 19 April 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,537,542 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,557,717	357,110	1,622,715
Highest price paid per Share (pence):	515.90	515.90	515.90
Lowest price paid per Share (pence):	505.20	505.20	505.20
Volume weighted average price paid per Share (pence):	511.0891	510.9019	510.5720

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	511.0891	2,557,717
Cboe (UK)/BXE	510.9019	357,110
Cboe (UK)/CXE	510.5720	1,622,715

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3982L_1-2024-4-19.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcements are prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	19 April 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,823,776,834
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	723,354,416
New total number of voting rights (including treasury shares):	17,552,213,750

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.17

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 22 April 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,476,040 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:
	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,586,160	378,154	1,511,726
Highest price paid per Share (pence):	523.50	523.50	523.50
Lowest price paid per Share (pence):	515.10	515.20	515.20
Volume weighted average price paid per Share (pence):	520.1611	520.3836	520.0563

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations  +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	520.1611	2,586,160
Cboe (UK)/BXE	520.3836	378,154
Cboe (UK)/CXE	520.0563	1,511,726

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5714L_1-2024-4-22.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

 Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

 2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	22 April 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,819,265,918
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	723,354,416
New total number of voting rights (including treasury shares):	17,547,702,834

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.18

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 23 April 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,449,150 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,715,390	330,745	1,403,015
Highest price paid per Share (pence):	530.00	530.00	530.00
Lowest price paid per Share (pence):	521.20	521.20	521.20
Volume weighted average price paid per Share (pence):	524.7704	524.5071	524.2967

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	524.7704	2,715,390
Cboe (UK)/BXE	524.5071	330,745
Cboe (UK)/CXE	524.2967	1,403,015

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7613L_1-2024-4-23.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	23 April 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,814,728,376
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	723,354,416
New total number of voting rights (including treasury shares):	17,543,165,292

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.19

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 24 April 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,378,654 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,653,798	347,713	1,377,143
Highest price paid per Share (pence):	531.20	531.10	531.10
Lowest price paid per Share (pence):	525.40	525.40	525.40
Volume weighted average price paid per Share (pence):	528.6497	528.6422	528.6619

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	528.6497	2,653,798
Cboe (UK)/BXE	528.6422	347,713
Cboe (UK)/CXE	528.6619	1,377,143

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9350L_1-2024-4-24.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	24 April 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,810,252,336
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	723,354,416
New total number of voting rights (including treasury shares):	17,538,689,252

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.20

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 25 April 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,383,026 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,333,658	353,805	1,695,563
Highest price paid per Share (pence):	529.20	529.20	529.20
Lowest price paid per Share (pence):	522.20	522.30	522.30
Volume weighted average price paid per Share (pence):	526.0127	525.8926	525.9007

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	526.0127	2,333,658
Cboe (UK)/BXE	525.8926	353,805
Cboe (UK)/CXE	525.9007	1,695,563

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1045M_1-2024-4-25.pdf

Exhibit 1.21

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 26 April 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,347,815 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,341,223	377,747	1,628,845
Highest price paid per Share (pence):	530.70	530.40	530.70
Lowest price paid per Share (pence):	522.60	522.60	522.60
Volume weighted average price paid per Share (pence):	526.7287	526.6936	526.9042

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	526.7287	2,341,223
Cboe (UK)/BXE	526.6936	377,747
Cboe (UK)/CXE	526.9042	1,628,845

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2911M_1-2024-4-26.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcements are prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	26 April 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,801,424,532
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	723,354,416
New total number of voting rights (including treasury shares):	17,529,861,448

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	25 April 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,805,803,186
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	723,354,416
New total number of voting rights (including treasury shares):	17,534,240,102

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.22

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 29 April 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,384,815 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,352,697	363,129	1,668,989
Highest price paid per Share (pence):	527.60	527.60	527.70
Lowest price paid per Share (pence):	523.30	523.20	523.30
Volume weighted average price paid per Share (pence):	525.5850	525.5337	525.5939

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	525.5850	2,352,697
Cboe (UK)/BXE	525.5337	363,129
Cboe (UK)/CXE	525.5939	1,668,989

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4812M_1-2024-4-29.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	29 April 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,797,041,506
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	723,354,416
New total number of voting rights (including treasury shares):	17,525,478,422

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.23

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 30 April 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,381,967 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 6 February 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,456,305	359,202	1,566,460
Highest price paid per Share (pence):	529.00	529.00	529.00
Lowest price paid per Share (pence):	520.90	520.90	520.90
Volume weighted average price paid per Share (pence):	525.5594	525.4575	525.5379

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	525.5594	2,456,305
Cboe (UK)/BXE	525.4575	359,202
Cboe (UK)/CXE	525.5379	1,566,460

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6865M_1-2024-4-30.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 May 2024
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary